UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2018 Preliminary Results (Unaudited)
22 February 2019	Good progress against strategic priorities, adjusted operating profit in the upper half of the guidance range, efficiency programme ahead of plan.
Highlights
Revenue down 1% in underlying terms
● Total underlying revenue down 1% year on year, with declines in US Higher Education Courseware of 5% and in US K12 Courseware largely offset by the rest of the business growing in aggregate at over 1%.
● Strong performance in our structural growth opportunities with revenue up 10% in Global Online Program Management, 8% in Connections Academy, 4% in Professional Certification (VUE) and Pearson Test of English Academic (PTEA) test volume growth of            30%.
● Revenue in North America declined 1%, Core was flat and Growth up 1%.

Adjusted operating profit up 8% in underlying terms
● Adjusted operating profit of £546m for 2018, in the in the upper half of the guidance range of £520m to £560m.
● Adjusted earnings per share of 70.3p including a c.20p one-off tax benefit and a lower finance charge as indicated in Pearson’s Q3 trading update.

Strong balance sheet
● Closing net debt at 31 December 2018 of £143m (2017: £432m).
● Strong operating cash flow with cash conversion at 94% (2017: 116%).
● The Board proposes a final dividend of 13p (2017: 12p), an increase of 8%, which equates to a full year dividend of 18.5p (2017: 17p).

Statutory results
● Sales decreased by 9%, £384m, in headline terms primarily due to portfolio changes reducing sales by £216m and currency movements decreasing revenue by £134m.
● Statutory operating profit for the year was £553m (2017: £451m) with the increase primarily due to profit on disposals of Wall Street English (WSE) and UTEL.
● Statutory EPS of 75.6p (2017: 49.9p) with the increase due to higher profit and one-off tax benefits.

Simplification on track, efficiency programme ahead of plan
● Cost efficiency programme ahead of plan in 2018 with incremental cost savings of £130m and exceptional restructuring costs1 of £102m.
● At 31 December 2018 US K12 Courseware was held for sale. We announced an agreement to sell this business on 18 February 2019.

John Fallon, Chief Executive said:
"We made good progress last year. We increased underlying profits, outperformed our cost savings plan and invested in the digital platforms that are making us a simpler, more efficient and innovative company. We are increasingly well placed to guide our customers through a lifetime of learning and help our partners shape the future of education. We have a lot still to do, but we expect company wide sales to stabilise this year, and grow again in 2020 and beyond."

Financial Summary
£m	2018	2017	Headline growth	CER growth	Underlying growth
Business performance
Sales	4,129	4,513	(9)%	(6)%	(1)%
Adjusted operating profit	546	576	(5)%	(2)%	8%
Operating cash flow	513	669
Adjusted earnings per share	70.3p	54.1p
Dividend per share	18.5p	17p
Net debt	(143)	(432)
Statutory results
Sales	4,129	4,513	(9)%	(6)%	(1)%
Operating profit	553	451
Profit for the year	590	408
Cash generated from operations	547	462
Basic earnings per share	75.6p	49.9p

Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements, portfolio changes and accounting changes, b) CER refers to Constant Exchange Rates, and c) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 17.

Progress on our strategic priorities During 2018 we made good progress on our strategic priorities as we become a leaner, more agile and more sustainable business.
*Excluding WSE and US K12 CoursewareGrow market share through digital transformation
Digital transformation progressing to plan
● We made further progress with Pearson’s digital transformation in 2018 with revenue split 34% digital (2017: 32%), 28% digitally enabled (2017: 27%) and 38% non-digital (2017: 41%).
● US Higher Education Courseware digital revenue grew by 2% to become 55% of our revenue in this business, although growth was again more than offset by the anticipated continuation of underlying market pressures on print courseware revenue.
● Direct to consumer sales grew 8% to account for 23% of revenue in US Higher Education Courseware.
● We continue to focus on Inclusive Access (Direct Digital Access) solutions, signing 192 new institutions in 2018 taking the total to nearly 700. We delivered over 1.4m course enrolments at non-profit and public institutions in this way, accounting         for c.8% of US Higher Education Courseware revenue.
● US Higher Education Courseware eBook revenue grew at more than 20% for the second year. We continue to expand our partner print rental programme and expect to have c.400 titles in the programme in the second half of 2019.
● We have continued to invest in the Global Learning Platform (GLP) and our innovative product and feature pipeline. We have launched pilot versions of new Developmental Math courseware and will launch multiple Revel titles with enhanced             assignment options and data analytics on the GLP during 2019.
● US Student Assessment saw testing volume declines, but continues to shift towards digital tests, which now account for 56% of all tests administered and provide a better, more effective customer experience leveraging the efficiency of Pearson’s            digital platform.

Invest in structural growth markets +14% Global OPM course registrations 3 New Connections Academy partner schools opened +4% VUE test volumes +30% PTE Academic test volumes
Continuing strong performance in structural growth opportunities
● Online Program Management (OPM), Connections Academy virtual schools, Professional Certification (VUE) and English are significant growth opportunities. We continue to invest in these structurally growing markets which drive recurring                revenue streams, and account for c.35% of Pearson’s 2018 revenue (excluding WSE and US K12 Courseware).
● OPM saw 14% growth in global course registrations and global revenue growth of 10%.
● Connections Academy grew revenue 8%.
● In English, Pearson Test of English Academic grew test volumes by 30%.
● In Professional Certification revenue grew 4%, with over 70 new contracts signed during the year.
● Revenue in Global English Courseware grew 3%, with strong growth in China.

Become simpler and more efficient £330m+ Cost efficiency opportunity
Simplification on track, cost savings ahead of plan
● Cost efficiency programme ahead of plan in 2018 with incremental cost savings of £130m and exceptional restructuring costs1 of £102m.
● We now expect to deliver increased annualised cost savings1 in excess of £330m by the end of 2019. One-off restructuring costs will rise with this to c.£330m. This is ahead of the original plan of £300m in savings and costs.
● We expect to achieve a further £130m of incremental cost savings in 2019 taking the cumulative savings to £275m by the end of 2019 leaving £55m or more of further savings in 2020 as the annualised benefit of the programme flows through.                Restructuring costs in 2019 are expected to be £150m as the programme is completed.
● We completed the sale of Wall Street English (WSE).
● During 2018 we sold our property at One Southwark Bridge for £115m. The profits on disposal were offset by a charge for onerous leases relating to Pearson’s property footprint in London.
● At 31 December 2018 US K12 Courseware was held for sale. We announced the agreement to sell this business on 18 February 2019.

2019 Outlook
In 2019, Pearson expects to report adjusted operating profit of between £590m and £640m and adjusted earnings per share of 56.5p to 62.0p (including our US K12 Courseware business).
This guidance is pre-IFRS 162 based on existing portfolio and exchange rates as at 31 December 2018. Expect a net interest charge of c.£30m and a tax rate of 21%.
Including IFRS 16 Pearson expects to report adjusted operating profit of between £610m and £660m, a net interest charge of c.£60m and adjusted earnings per share of 55.5p to 61.0p for 2019.

Contacts
Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details	Pearson’s results presentation for investors and analysts will be webcast live today from 0900 (GMT) via www.pearson.com/corporate.
Notes

1 Based on December 2018 exchange rates, a significant part of costs and savings from the restructuring programme are US Dollar denominated and in other non-Sterling currencies and are therefore subject to exchange rate movements over the implementation timeframe.
2IFRS 16 – Leases is the new accounting standard which will replace IAS 17 and is applicable for financial years commencing on or after 1 January 2019, and hence will first apply to the Group for its financial year ending 31 December 2019.
The standard will result in the operating lease expense being replaced by finance costs and depreciation which will reflect the corresponding lease liabilities and right of use assets which will now be recognised on the balance sheet.

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Financial Overview
Profit & loss statement. In 2018, sales decreased by £384m in headline terms to £4,129m (2017: £4,513m) with portfolio changes reducing sales by £216m and currency movements decreasing revenue by £134m. Stripping out the impact of portfolio (including the adoption of new accounting standards) and currency movements, revenue was down 1% in underlying terms. Revenue in North America declined 1%, Core was flat and Growth up 1%.

The 2018 adjusted operating profit of £546m (2017: £576m) reflects a £130m year on year benefit from restructuring, offset by £50m of cost inflation, £22m of other operational factors, £15m negative contribution from trading and a £73m negative impact from FX and portfolio changes. Excluding the impact of FX and portfolio changes, underlying adjusted operating profit grew 8%.

Net interest payable was £24m, compared to £79m in 2017. The decrease was primarily due to a reduction in gross debt achieved through the early redemption of bonds in 2017. Charges relating to early redemptions increased finance charges in 2017 but were not as significant in 2018. Additionally, there was a reduction in interest on tax provisions following reassessment of those provisions in 2018.

The effective tax rate on adjusted earnings in 2018 was a credit of 5.2% compared to an effective rate charge of 11.1% in 2017. The decrease in tax rate reflects several one-off benefits in 2018 including provision releases due to the expiry of relevant statutes of limitation and due to the reassessment of historical positions, as well as a one-off benefit from a reassessment of the tax treatment of certain items of income and expenditure.

Adjusted earnings per share of 70.3p (2017: 54.1p) (including a c.20p one-off tax benefit and a lower finance charge as indicated in Pearson’s Q3 trading update).

Cash generation. Operating cashflow declined by £156m from £669m in 2017 to £513m in 2018 in headline terms. The decrease reflects lower dividends from Penguin Random House, following our divestment of a 22% stake in the business in 2017, higher incentive payments in 2018 relating to 2017 performance and movements in working capital. The equivalent statutory measure, net cash generated from operations, was £547m in 2018 compared to £462m in 2017. The main reason for the improvement in cash generated from operations was the absence of special pension contributions in 2018 which were £227m in 2017.

Return on invested capital. On a gross basis ROIC increased from 4.3% in 2017 to 4.7% in 2018 and from 6.2% in 2017 to 6.7% in 2018 on a net basis. The movement largely reflects lower invested capital following disposals and decreased tax payments which were more than enough to offset the effect of lower reported profits primarily due to the disposal of a 22% stake in Penguin Random House and currency movements.

Statutory results. Our statutory profit was £553m in 2018 compared to a profit of £451m in 2017. The increase in 2018 is largely due to the increase in gains on disposal and reduced intangible charges which more than offset increased restructuring, the lost contribution from businesses disposed of and the impact of currency movements.

Capital allocation. Our capital allocation policy remains unchanged: to maintain a strong balance sheet and a solid investment grade rating, to continue to invest in the business, to have a sustainable and progressive dividend policy, and to return surplus cash to our shareholders.

Balance sheet. Net debt to EBITDA was 0.2x (or c.1.1x on an IFRS 16 lease adjusted basis). Net debt decreased to £143m (2017: £432m) reflecting disposal proceeds and operating cash flow, partially offset by the strengthening of the US Dollar relative to Sterling, dividend payments and the share buyback.

In January 2018, the Group repurchased €250m of its €500m Euro 1.875% notes due May 2021 and €200m of its €500m Euro 1.375% notes due May 2025. Borrowings at 31 December 2018 include drawings on the Group’s revolving credit facility (RCF) of £nil (2017: £nil).

Pension plan. In 2018 our UK Pension Plan completed a new triennial valuation as at 1 January 2018 and re-confirmed the Plan as being well funded. The Plan has recently used this funding position to purchase a further insurance buy-in policy with Legal & General, amounting to approximately £500m. Together with the two policies purchased in 2017, around 50% of the Plan's total liabilities are now insured. This has put the Plan in an even stronger position and further reduced Pearson's future pension funding risk, at no additional cost to Pearson.

Dividend. In line with our policy, the Board is proposing a final dividend of 13p (2017: 12p), an increase of 8%, which results in an overall dividend of 18.5p (2017: 17p) subject to shareholder approval.

Share buyback. We launched a £300m share buyback, beginning on 18 October 2017 utilising part of the proceeds from the disposal of a 22% stake in Penguin Random House. We completed the programme on 16 February 2018.

Businesses held for sale. Following the decision to sell our US K12 Courseware business, the assets and liabilities of that business were classified as held for sale on the balance sheet at 31 December 2018. We announced the agreement to sell this business on 18 February 2019.

2019 Outlook
2018 has been a year of progress for Pearson, delivering adjusted operating profit within our guidance range and continuing to invest in the digital transformation and simplification of the company. We expect to make further progress in 2019, with underlying adjusted operating profit between £590m2 and £640m and adjusted earnings per share of 56.5p to 62.0p. This reflects our portfolio and exchange rates as at 31 December 2018 and the following factors:

Currency movement and portfolio changes. Adjusting for currency movement improves profit by £26m. We completed the sale of WSE in March 2018. WSE contributed £42m to 2018 revenue and £4m to 2018 adjusted operating profit. US K12 Courseware contributed £364m to 2018 sales and around £20m to 2018 operating profit.

Inflation and other operational factors. Our 2019 guidance incorporates cost inflation of c.£50m together with other operational factors of £33m due to increased investment in our strategic growth areas and the expectation of a lower contribution from Penguin Random House.

Restructuring benefits. We expect incremental in-year benefits from the 2017-2019 restructuring programme of £130m in 2019. Exceptional restructuring costs of £150m will continue to be excluded from adjusted operating profit.

Interest & tax. We expect a 2019 net interest charge of c.£30m and a tax rate of 21%.

Currency. In 2018, Pearson generated approximately 64% of its sales in the US, 3% in Greater China, 5% in the Eurozone, 3% in Brazil, 3% in Canada, 3% in Australia, 2% in South Africa and 1% in India and our guidance is based on exchange rates at 31 December 2018.

We calculate that a 5c move in the US Dollar exchange rate to Sterling would impact adjusted EPS by around 2p to 2.5p.
Including IFRS 16 we expect to report adjusted operating profit of between £610m and £660m, a net interest charge of c.£60m and adjusted earnings per share of 55.5p to 61.0p for 2019.

Operational review – Geography

£ millions	2018	2017	Headline growth	CER growth	Underlying growth
Sales
North America	2,784	2,929	(5)%	(2)%	(1)%
Core	806	815	(1)%	0%	0%
Growth	539	769	(30)%	(25)%	1%
Total sales	4,129	4,513	(9)%	(6)%	(1)%

Adjusted operating profit
North America	362	394	(8)%	(4)%	1%
Core	57	50	14%	8%	10%
Growth	59	38	55%	74%	97%
Penguin Random House	68	94	(28)%	(29)%	10%
Total adjusted operating profit	546	576	(5)%	(2)%	8%

See note 2 in the condensed consolidated financial statements for the reconciliation to the equivalent statutory measures.

North America (67% of revenue)
Revenue declined 1% in underlying terms, primarily due to North American Higher Education Courseware declining 5%, School Courseware which was down mid-single digit %, impacted by weak Open Territory sales in the second half of the year, the continued decline in Learning Studio as we move towards the retirement of the product in 2019 and Student Assessment which declined moderately. Offsetting that, we saw good growth in Virtual Schools, Online Program Management (OPM) and Professional Certification revenue.

Adjusted operating profit rose 1% in underlying terms, as restructuring savings offset the impact of lower sales, inflation and other operating factors.

Courseware
In School Courseware, revenue declined mid-single digit % primarily due to declines in Open Territory states. This was partially offset by growth in Adoption state revenue on strong performance in Science in Florida, South Carolina and Tennessee, Elementary Math in Oklahoma and Elementary Social Studies in California and South Carolina.

Our new adoption participation rate rose to 80% from 61% in 2017. We won an estimated 33% share of adoptions competed for (38% in 2017) and 26% of total new adoption expenditure of $509m (29% of $365m in 2017).

In Higher Education Courseware, total US college enrolments, as reported by the National Student Clearinghouse, fell 1.4%, with combined two-year public and four-year for-profit enrolments declining 4.8%. Enrolment weakness was particularly focused on part-time students where enrolment declined 2.9% compared to full-time enrolment which declined 1.1%.

Net revenue in our US Higher Education Courseware business declined 5% during the year. We estimate around 2% of this decline was driven by lower enrolment; around 1.5% from the adoption of Open Educational Resources (OER); around 2.5% from the combined impact of shifts in the secondary market, more cautious buying by the channel and lower returns; offset by c.1% benefit from the shift to digital.

In 2018, Pearson’s US Higher Education Courseware market share, as reported by MPI, was within the c.40-41.5% range seen over the last five years.

Digital revenue grew 2% benefiting from continued growth in direct sales and favourable mix. Global digital registrations of MyLab and related products were flat. In North America, digital registrations fell 3% with good growth in Science, Business & Economics and Revel offset by lower overall enrolment and continued softness in Developmental Mathematics. Revel registrations grew more than 40%. Including stand-alone eBook registrations, total North American digital registrations rose 1% and global registrations rose 3%.

The actions announced in early 2017 to promote access over ownership met with continued success. Stand-alone eBook volumes grew 34% in the US with revenue up 25% and our partner print rental programme has had a successful start with 130 titles in the programme in 2018. We plan to increase the number of titles in the programme to around 400 by fall 2019.

We continue to make good progress with our Inclusive Access (Direct Digital Access) solutions signing 192 new institutions in 2018, taking the total of not-for-profit and public institutions served to 617. Including 80 longer-standing contracts with for-profit colleges, we now have direct courseware relationships with nearly 700 institutions.

Inclusive Access ensures that students have affordable access to the courseware that they need on day one of the course, whilst further shifting our business model in this segment away from ownership and towards subscription. During the year, we delivered over 1.4m course enrolments with inclusive access revenues from non-profit and public institutions rising to c.8% of our higher education courseware revenue as more colleges and faculties see the benefit of this model.

Assessment
In Student Assessment, revenue declined moderately in 2018 due to the faster than expected contraction in revenue associated with our PARCC and ACT-Aspire multi-state volume-based contracts and our disciplined competitive approach. These factors will extend into 2019, where we expect a modest decline in revenue in this segment. Beyond 2019, we expect the business to benefit from continued good momentum in subcontractor contract wins leveraging our digital leadership and a strong pipeline of opportunities in key states.

During 2018, Pearson successfully renewed contracts in Arizona and Kentucky through competitive procurements and secured business with the District of Columbia, New Jersey, New Mexico, and Maryland under new contracts with these PARCC states. We also won new contracts for Utah’s High School Assessments and with the University of Iowa for the delivery of Iowa’s new assessment system.

We delivered 24m standardised online tests to K12 students, down 5% from 2017. TestNav 8, Pearson’s next-generation online test platform, supported a peak load of 825,000 tests in a single day and provided 99.99% up time. Our AI scoring systems scored 36m responses to open-ended test items, around 33% of the total. Paper based standardised test volumes fell 9% to 18.5m.

In Professional Certification, VUE global test volume rose 4% to over 15m. Revenue in North America was up mid-single digit %, due to growth in medical college admissions testing and certification for professional bodies, offset by continued declines in volumes in the GED High School Equivalency Test and higher-level IT certifications in an environment of low unemployment.

We signed over 70 new contracts in 2018 and our renewal rate on existing contracts continues to be over 95%. During the year we renewed over 80 contracts including the National Council of State Boards of Nursing (NCLEX exam), Microsoft and Adobe.

Clinical Assessment sales declined slightly on an absence of new major product introductions impacting 2018. Late in Q4 we launched a refresh of the Peabody Picture Vocabulary Test and Expressive Vocabulary Test (PPVT/EVT). Q-interactive, Pearson's digital solution for Clinical Assessment administration, saw continued strong growth in license sales with sub-test administrations up more than 37% over the same period last year.

Services
Connections Academy, our K12 online school business grew revenue 8%. Connections Academy served 73,000 Full Time Equivalent (FTE) students through 37 continuing full-time virtual partner schools in 28 states, up 11% on last year. Total FTE virtual school students declined 3% to 75,400 as expected due to contract exits at Commonwealth Charter Academy in Pennsylvania and Florida Virtual School.

Three new full-time online, state-wide partner schools opened in the 2018-19 school year in Florida, Michigan, and Ohio. We anticipate the opening of between two and five new partner schools in the 2019-20 school year.

The 2018 Connections Academy Parent Satisfaction Survey continues to show solid endorsement for the schools with 93% of families with enrolled students stating they would recommend our virtual schools to others and 95% agreeing that the curriculum is of high quality.

In Pearson Online Services, revenue grew 3%, primarily due to growth in OPM, partially offset by a decline in Learning Studio revenue as we retire the product and as we restructured smaller non-OPM contracts.

In OPM, we grew revenue 9% as course registration grew strongly, up 14% to more than 388,000 on strong growth in programs at key partners including Arizona State University Online, Maryville University, Regis College, Bradley University, Ohio University and the University of Southern California.

Our overall active program count grew by 33 to 325. The launch of 46 new programs were offset by 13 discontinued programs. During 2018 we signed 27 multi-year programs, including programs at new partners the University of North Dakota and Rider University. We closed nine out of 15 renewal opportunities and as part of broader efforts around portfolio optimisation agreed with our partners to terminate 23 programs that were not mutually viable.

2019 Outlook
In US Higher Education Courseware, we expect revenue to be flat to down 5% on the continuation of the pressures we saw on end demand in 2018 with ongoing declines in enrolment and modest growth in OER adoptions. For print revenue in this segment, we see scope for further declines in gross sales and improvements in returns. Print continues to be impacted by the ongoing rise of secondary channels, such as rental, but channel inventory has now returned to more normalised levels following the 2016 inventory correction and its after effects. The channel is now optimising the stock it holds, both through reducing purchases and returns, and we expect that to continue in 2019. Growth in digital and direct sales provides some offset to the continuing pressures on print.

In Assessment, we expect good growth in Professional Certification and stable revenue in our Clinical Assessment business in the US. We expect a modest decline in revenue in North America Student Assessment on continued contraction in revenue associated with our PARCC and ACT Aspire contracts.

We expect good growth in revenue and enrolment at Connections Academy and in North America Online Program Management.

Core (20% of revenue)
Revenue was flat in underlying terms with growth in Pearson Test of English Academic, OPM in the UK and Australia and Professional Certification offset by declines in Higher Education and Student Assessment and Qualifications.

Adjusted operating profit increased 10% in underlying terms, due to restructuring savings partially offset by inflation.

Courseware
Courseware revenue declined moderately. Slight growth in School Courseware was offset by declines in Higher Education Courseware. In Higher Education Courseware, revenue was down due to market declines in Europe and Asia, partially offset by growth in digital sales to institutional partners in the UK and Australia.

Assessment
In Student Assessment and Qualifications, revenue fell as modest growth in BTEC Firsts and GCE A-Level was more than offset by declines in AS levels, international GCSEs in the UK and UK Apprenticeships due to policy changes in the schools qualifications and the apprenticeships market. We successfully delivered the National Curriculum Test (NCT) for 2018, marking 3.6m scripts, up slightly from 2017. We will deliver the NCT again in 2019 before the test transitions to another provider in 2020.

Clinical Assessment sales declined primarily in Australia due to an absence of new major product introductions. Q-Interactive, Pearson's digital solution for Clinical Assessment administration, saw continued strong growth.

Pearson Test of English Academic saw continued strong growth in test volumes and we successfully extended our agreement with Department of Home Affairs in Australia for another two years.

In Professional Certification, revenue was up modestly due to the launch of additional computer-based exams for an existing customer in the UK and the MOI, the French Driving Test.

Services
In Higher Education Services, revenue grew strongly. Our OPM revenue was up 34%. In Australia, we saw good growth due to our successful partnership with Monash University, and continued success of the Graduate Diploma in Psychology. We have a total of c.10,200 course registrations across the seven programs in Australia up from c.9,300 in 2017. In the UK, we launched 11 new programs and course registrations grew, reaching c.3,000 compared to c.1,400 in 2017. During the year, we also announced new partnerships with the University of Northumbria in the UK, and ESSEC Business School in France.

2019 Outlook	We expect stable revenue across Core, including student qualifications and assessment, with further revenue growth in OPM and PTEA, offset by continued declines in our courseware businesses.
Growth (13% of revenue)
Revenue grew 1% in underlying terms due to strong growth in China and modest growth in Brazil and Hispano America partially offset by declines in South Africa.

Adjusted operating profit increased 97%, £30m, in underlying terms, reflecting higher revenue in China and Brazil, together with the benefits of restructuring, partially offset by lower revenue in South Africa.

Courseware	Courseware revenue grew slightly, with strong growth in English Language Courseware in China, partially offset by declines in School Courseware in South Africa following a large one-off order in 2017.
Assessment
Professional Certification grew well due to a new ICT infrastructure certification contract. Pearson Test of English Academic saw strong growth in revenue with over 10% growth in the volume of tests taken in India, China and Middle East and moderate price increases.

Services
In English Services, revenue grew slightly in our English language school franchise, Wizard, due to new product launches.

In School Services, revenue was flat, with declines in student enrolment in our public sistemas business in Brazil offset by price increases, improved products and better student retention across our private sistemas. In India, Pearson MyPedia, an inside service ‘sistema’ solution for schools, expanded to over 700 schools with over 200,000 learners.

In Higher Education services revenue declined slightly due to business exits in India and slight revenue decline at Pearson Institute of Higher Education (formerly CTI), our university in South Africa, due to a change in mix with total enrolment broadly flat and new student enrolment up 18%.

2019 Outlook	In our Growth segment, we expect revenue to continue to increase in 2019 benefiting from new products and services across all divisions.
Penguin Random House
Pearson owns 25% of Penguin Random House, the first truly global consumer book publishing company.

Penguin Random House performed solidly with underlying revenue growth on increased audio sales and stable print sales, whilst the business benefitted from international bestseller “Becoming” by Michelle Obama, the year’s top-selling U.S. title, and bestsellers from Bill Clinton & James Patterson, Jordan Peterson, Jamie Oliver, Dr.Seuss, John Grisham, and Lee Child.

2019 Outlook	In Penguin Random House, we anticipate a normalised publishing performance and expect an annual after-tax contribution of around £60-65m to our adjusted operating profit.

FINANCIAL REVIEW

Operating result

Sales decreased on a headline basis by £384m or 9% from £4,513m in 2017 to £4,129m in 2018 and adjusted operating profit decreased by £30m or 5% from £576m in 2017 to £546m in 2018 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for 2018 with the reported results for 2017. We also present sales and profits on an underlying basis which excludes the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Our portfolio change is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2017 or 2018. In 2017, portfolio changes mainly relate to the sale of our test preparation business in China and reduction in our equity interest in PRH. This reduction in equity interest is reflected in the reduction in share of results of joint ventures and associates. In 2018 portfolio changes mainly relate to the sale of our Wall Street English language teaching business. Acquisitions were not significant in either 2017 or 2018.

In 2018, our underlying basis excludes the impact of IFRS 15 ‘Revenue from Contracts with Customers’. This new standard was adopted on 1 January 2018 but the comparative figures for 2017 have not been restated. On 1 January 2018 we also adopted IFRS 9 ‘Financial Instruments’ but this did not have a material impact on profit in 2018. The impact of adopting these standards is discussed further below and in note 1 to the condensed consolidated financial statements.

On an underlying basis, sales decreased by 1% in 2018 compared to 2017 and adjusted operating profit increased by 8%. Currency movements decreased sales by £134m and adjusted operating profit by £21m. Portfolio changes decreased sales by £225m and adjusted operating profit by £61m. The impact of adopting IFRS 15 on the results for 2018 was to increase sales by £9m and adjusted operating profit by £9m.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. In 2018, we have also excluded the impact of adjustments arising from clarification of guaranteed minimum pension (GMP) equalisation legislation in the UK as outlined in the section on post-retirement benefits. In 2017, we excluded the impact of US tax reform on our associate operating profit as outlined in the section on taxation. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2018	2017

Operating profit	553	451
Add back: Cost of major restructuring	102	79
Add back: Intangible charges	113	166
Add back: Other net gains and losses	(230)	(128)
Add back: UK pension GMP equalisation	8	-
Add back: Impact of US tax reform	-	8
Adjusted operating profit	546	576

In May 2017, we announced a restructuring programme, to run between 2017 and 2019, to drive significant cost savings. This programme began in the second half of 2017 and costs incurred were £79m in 2017 and £102m in 2018 and relate to delivery of cost efficiencies in our US higher education courseware business and enabling functions together with further rationalisation of the property and supplier portfolio. The restructuring costs in 2018 relate predominantly to staff redundancies and the net cost of property rationalisation. Included in the property rationalisation in 2018 is the impact of the consolidation of our property footprint in London which resulted in a charge for onerous leases of £91m partially offset by profit from the sale of property of £81m. The onerous lease provisions are the main driver for the overall increase in provisions on the balance sheet at 31 December 2018.

Intangible amortisation charges in 2018 were £113m compared to a charge of £166m in 2017. Other net gains (before tax) of £230m in 2018 relate to the sale of the Wall Street English language teaching business (WSE), realising a gain of £207m, the disposal of our equity interest in UTEL, the online University partnership in Mexico, realising a gain of £19m, and various other smaller disposal items for a net gain of £4m. Gains of £128m in 2017 largely relate to the sale of our test preparation business in China which resulted in a profit on sale of £44m and the part sale of our share in PRH which resulted in a profit of £96m.

The statutory operating profit from continuing operations of £553m in 2018 compares to a profit of £451m in 2017. The increase in 2018 is largely due to the increase in gains on disposal and reduced intangible charges which more than offset increased restructuring, the lost contribution from businesses disposed and the impact of currency movements.

Net finance costs

Net interest payable was £24m, compared to £79m in 2017. The decrease was primarily due to a reduction in gross debt achieved through the early redemption of bonds in 2017 and in early 2018. Charges relating to early redemptions increased finance charges in 2017 but were not as significant in 2018. Additionally there was a reduction in interest on tax provisions following reassessment of those provisions in 2018.

Finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are interest costs relating to acquisition consideration, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition consideration is excluded from adjusted earnings as it is considered to be part of the acquisition cost rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed consolidated financial statements).

In 2018, the total of these items excluded from adjusted earnings was a loss of £31m compared to a gain of £49m in 2017. Finance income relating to retirement benefits increased from £3m in 2017 to £11m in 2018 reflecting the comparative funding position of the plans at the beginning of each year. This increase was more than offset by foreign exchange losses on unhedged cash and cash equivalents and other financial instruments that generated profits in 2017. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

The effective tax rate on adjusted earnings in 2018 was a credit of 5.2% compared to an effective rate charge of 11.1% in 2017. The decrease in tax rate reflects several one-off benefits in 2018 including provision releases due to the expiry of relevant statutes of limitation and due to the reassessment of historical positions (£86m), as well as a one off benefit from a reassessment of the tax treatment of certain items of income and expenditure (£25m).

The reported tax credit on a statutory basis in 2018 was £92m (18.5%) compared to a charge of £13m (3.1%) in 2017. The statutory tax credit in 2018 was primarily due to the items above, provision releases and credits related to previous business disposals (£31m) and tax credits on restructuring charges.

Operating tax paid in 2018 was £43m compared to £75m paid in 2017 mainly due to refunds received in the US. Tax provision releases were the primary reason for the reduction in current tax liabilities on the balance sheet whilst net deferred tax remained consistent year on year.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £90m in 2018 compares to a loss in 2017 of £262m. The gain in 2018 mainly arises from the strength of the US dollar. A significant proportion of the Group’s operations are based in the US and the US dollar strengthened in 2018 from an opening rate of £1:$1.35 to a closing rate at the end of 2018 of £1:$1.27. At the end of 2017 the US dollar had weakened from an opening rate of £1:$1.23 to a closing rate of £1:$1.35 and this movement was the main reason for the loss in 2017.

Also included in other comprehensive income in 2018 is an actuarial gain of £25m in relation to the retirement benefit obligations of the Group and our share of the retirement benefit obligations of PRH. The gain arises from the favourable impact of changes in the assumptions used to value the net assets in the plans and in particular movements in the discount rate. The gain in 2018 compares to an actuarial gain in 2017 of £182m.

Cash flows

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 17 to the condensed consolidated financial statements). Operating cash flow decreased on a headline basis by £156m from £669m in 2017 to £513m in 2018. The decrease reflects lower dividends from PRH, higher incentive payments in 2018 relating to 2017 performance and revenue related movements in working capital.

The equivalent statutory measure, net cash generated from operations, was £547m in 2018 compared to £462m in 2017. Compared to operating cash flow, this measure includes restructuring costs and special pension contributions but does not include regular dividends from associates or net capital expenditure on property, plant, equipment and software. The main reason for the improvement in cash generated from operations was the absence in 2018 of special pension contributions which in 2017 were £227m and related to the FT Group disposal (£25m) and to agreements relating to the PRH merger in 2013 (£202m).

The Group’s net debt decreased from £432m at the end of 2017 to £143m at the end of 2018 principally due to cash generated from operations and the proceeds from disposal of businesses and property in the year which more than offset interest, tax, share buy-back and dividend payments.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £56m in 2018 (2017: £72m) of which a charge of £67m (2017: £75m) was reported in statutory operating profit and income of £11m (2017: £3m) was reported against other net finance costs. The decrease in the operating charge in 2018 is partly explained by a past service credit of £11m relating to changes made to the US post-retirement medical plan in the year and reduced administration costs. This credit was partially offset by a past service charge of £8m relating to guaranteed minimum pension (GMP) equalisation.

The GMP equalisation charge arises from the ruling in the Lloyds Bank High Court case in October 2018 that provided clarity on how pension plans should equalise GMP between males and females. The case ruling results in an income statement charge, an additional liability and the potential requirement to make back-payments to pensioners who may have been retired for some years. We have excluded this charge from our adjusted earnings as this relates to historic circumstances. The charge is an estimate based on available data and revisions to these estimates in future years will be treated as assumption changes and recorded in other comprehensive income rather than the income statement.

The overall surplus on UK pension plans of £545m at the end of 2017 has increased to a surplus of £571m at the end of 2018. The increase has arisen principally due to favourable movements in assumptions used to value the liabilities offsetting some decline in asset values.

In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £441m at the end of 2017 to a net asset of £471m at the end of 2018.

Adoption of new accounting standards in 2018

The adoption of IFRS 15 and IFRS 9 has impacted both the income statement as described above and has had an impact on certain lines in the balance sheet. Although the impact of IFRS 9 was not significant, the restatements in relation to IFRS 15 are the main reason for increases in 2018 in balances for inventories, trade and other receivables, trade and other liabilities and held for sale assets and liabilities. The full impact of the adoption of both standards is outlined in note 1 to the condensed consolidated financial statements.

Dividends

The dividend accounted for in our 2018 financial statements totalling £136m represents the final dividend in respect of 2017 (12.0p) and the interim dividend for 2018 (5.5p). We are proposing a final dividend for 2018 of 13.0p bringing the total paid and payable in respect of 2018 to 18.5p. This final 2018 dividend which was approved by the Board in February 2019, is subject to approval at the forthcoming AGM and will be charged against 2019 profits. For 2018, the dividend is covered 3.8 times by adjusted earnings.

Share buyback

The share buyback programme announced in October 2017 was completed on 16 February 2018. In 2017, our brokers purchased 21m shares and in 2018 purchased a further 22m shares. Cash payments for these purchases and related costs were £149m in 2017 and £153m in 2018. The shares bought back were cancelled and the nominal value of these shares were transferred to a capital redemption reserve. The nominal value of shares cancelled under the programme was £11m. A liability for the share buy-back payments due in 2018 was recorded in trade and other liabilities on the 2017 balance sheet.

Return on invested capital (ROIC)

Our ROIC is calculated as adjusted operating profit less cash tax paid, expressed as a percentage of average gross invested capital. We also present an additional ROIC measure showing ROIC on a net basis which removes impaired goodwill from the invested capital balance. The net approach assumes that goodwill which has been impaired is treated in a similar fashion to goodwill disposed as it is no longer being used to generate returns.

On a gross basis, ROIC increased from 4.3% in 2017 to 4.7% in 2018 and from 6.2% in 2017 to 6.7% in 2018 on a net basis. The movement largely reflects lower invested capital following disposals and decreased tax payments which were more than enough to offset the effect of lower reported profits (see note 18 to the condensed consolidated financial statements).

Businesses held for sale

Following the decision in 2017 to sell both our Wall Street English language teaching business and the K12 school courseware business in the US, the assets and liabilities of those businesses were classified as held for sale on the balance sheet at 31 December 2017. During 2018 the Wall Street business was sold and the K12 business remains on the balance sheet as a held for sale asset prior to the disposal announced in February 2019 (see also note 10 to the condensed consolidated financial statements).

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2018

all figures in £ millions	note	2018	2017

Continuing operations

Sales	2	4,129	4,513
Cost of goods sold		(1,943)	(2,066)
Gross profit		2,186	2,447

Operating expenses		(1,907)	(2,202)
Other net gains and losses	2	230	128
Share of results of joint ventures and associates		44	78
Operating profit	2	553	451

Finance costs	3	(91)	(110)
Finance income	3	36	80
Profit before tax	4	498	421
Income tax	5	92	(13)
Profit for the year		590	408

Attributable to:
Equity holders of the company		588	406
Non-controlling interest		2	2

Earnings per share (in pence per share)
Basic	6	75.6p	49.9p
Diluted	6	75.5p	49.9p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2018

all figures in £ millions	2018	2017

Profit for the year	590	408

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	91	(158)
Net exchange differences on translation of foreign operations – associates	(1)	(104)
Currency translation adjustment disposed	(4)	(51)
Attributable tax	(4)	9

Items that are not reclassified to the income statement
Fair value gain on other financial assets	8	13
Attributable tax	-	(4)

Remeasurement of retirement benefit obligations – Group	22	175
Remeasurement of retirement benefit obligations – associates	3	7
Attributable tax	9	(42)
Other comprehensive income / (expense) for the year	124	(155)

Total comprehensive income for the year	714	253

Attributable to:
Equity holders of the company	712	251
Non-controlling interest	2	2

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2018

all figures in £ millions	note	2018	2017

Property, plant and equipment		237	281
Intangible assets	11	3,009	2,964
Investments in joint ventures and associates		392	398
Deferred income tax assets		60	95
Financial assets – derivative financial instruments		67	140
Retirement benefit assets		571	545
Other financial assets		93	77
Trade and other receivables		100	103
Non-current assets		4,529	4,603

Intangible assets – pre-publication		817	741
Inventories		164	148
Trade and other receivables		1,178	1,110
Financial assets – derivative financial instruments		1	-
Financial assets – marketable securities		-	8
Cash and cash equivalents (excluding overdrafts)		568	518
Current assets		2,728	2,525

Assets classified as held for sale	10	648	760
Total assets		7,905	7,888

Financial liabilities – borrowings		(674)	(1,066)
Financial liabilities – derivative financial instruments		(36)	(140)
Deferred income tax liabilities		(136)	(164)
Retirement benefit obligations		(100)	(104)
Provisions for other liabilities and charges		(145)	(55)
Other liabilities	12	(155)	(133)
Non-current liabilities		(1,246)	(1,662)

Trade and other liabilities	12	(1,400)	(1,342)
Financial liabilities – borrowings		(46)	(19)
Financial liabilities – derivative financial instruments		(23)	-
Current income tax liabilities		(72)	(231)
Provisions for other liabilities and charges		(20)	(25)
Current liabilities		(1,561)	(1,617)

Liabilities classified as held for sale	10	(573)	(588)
Total liabilities		(3,380)	(3,867)

Net assets		4,525	4,021

Share capital		195	200
Share premium		2,607	2,602
Treasury shares		(33)	(61)
Reserves		1,747	1,272
Total equity attributable to equity holders of the company		4,516	4,013
Non-controlling interest		9	8
Total equity		4,525	4,021

The condensed consolidated financial statements were approved by the Board on 21 February 2019.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2018

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2018
At 1 January 2018	200	2,602	(61)	5	13	592	662	4,013	8	4,021
Adjustment on initial application of IFRS 15 net of tax – (see note 1b)	-	-	-	-	-	-	(108)	(108)	-	(108)
Adjustment on initial application of IFRS 9 net of tax – (see note 1c)	-	-	-	-	-	-	(10)	(10)	-	(10)
At 1 January 2018 (restated)	200	2,602	(61)	5	13	592	544	3,895	8	3,903
Profit for the year	-	-	-	-	-	-	588	588	2	590
Other comprehensive income	-	-	-	-	8	86	30	124	-	124
Total comprehensive income	-	-	-	-	8	86	618	712	2	714
Equity-settled transactions	-	-	-	-	-	-	37	37	-	37
Tax on equity settled transactions	-	-	-	-	-	-	4	4	-	4
Issue of ordinary shares under share option schemes	1	5	-	-	-	-	-	6	-	6
Buyback of equity	(6)	-	-	6	-	-	(2)	(2)	-	(2)
Release of treasury shares	-	-	28	-	-	-	(28)	-	-	-
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(2)	-	2	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(136)	(136)	(1)	(137)
At 31 December 2018	195	2,607	(33)	11	19	678	1,039	4,516	9	4,525

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2018

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2017
At 1 January 2017	205	2,597	(79)	-	-	905	716	4,344	4	4,348
Profit for the year	-	-	-	-	-	-	406	406	2	408
Other comprehensive income / (expense)	-	-	-	-	13	(313)	145	(155)	-	(155)
Total comprehensive income / (expense)	-	-	-	-	13	(313)	551	251	2	253
Equity-settled transactions	-	-	-	-	-	-	33	33	-	33
Tax on equity settled transactions	-	-	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	5	-	-	-	-	-	5	-	5
Buyback of equity	(5)	-	-	5	-	-	(300)	(300)	-	(300)
Release of treasury shares	-	-	18	-	-	-	(18)	-	-	-
Transfer of gain on disposal of FVOCI investment	-	-	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	(2)	(2)	2	-
Dividends	-	-	-	-	-	-	(318)	(318)	-	(318)
At 31 December 2017	200	2,602	(61)	5	13	592	662	4,013	8	4,021

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2018

all figures in £ millions	note	2018	2017

Cash flows from operating activities
Net cash generated from operations	17	547	462
Interest paid		(42)	(89)
Tax paid		(43)	(75)
Net cash generated from operating activities		462	298

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(5)	(11)
Purchase of investments		(10)	(3)
Purchase of property, plant and equipment		(70)	(82)
Purchase of intangible assets		(130)	(150)
Disposal of subsidiaries, net of cash disposed	14	83	19
Proceeds from sale of joint ventures and associates	14	18	411
Proceeds from sale of investments		6	-
Proceeds from sale of property, plant and equipment		128	-
Proceeds from sale of liquid resources		10	20
Loans repaid by / (advanced to) related parties		46	(13)
Investment in liquid resources		(2)	(18)
Interest received		20	20
Dividends received from joint ventures and associates		117	458
Net cash generated from investing activities		211	651

Cash flows from financing activities
Proceeds from issue of ordinary shares		6	5
Buyback of equity		(153)	(149)
Proceeds from borrowings		-	2
Repayment of borrowings		(441)	(1,294)
Finance lease principal payments		(4)	(5)
Dividends paid to company’s shareholders		(136)	(318)
Dividends paid to non-controlling interest		(1)	-
Net cash used in financing activities		(729)	(1,759)

Effects of exchange rate changes on cash and cash equivalents		(49)	16
Net decrease in cash and cash equivalents		(105)	(794)

Cash and cash equivalents at beginning of year		630	1,424
Cash and cash equivalents at end of year		525	630

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet. In addition, at 31 December 2018, £nil (2017: £127m) of cash included above has been classified as held for sale on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

1a. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2017 Annual Report, except as outlined in notes 1b and 1c below, and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

The 2017 Annual Report refers to new standards that the Group will adopt in future years but that are not yet effective in 2018. The Group continues the process of assessing the impact of these new standards and will provide more information on their impact in due course. Adoption of the new lease standard (IFRS 16) is likely to have a material impact on the Group as outlined below.

The Group will apply IFRS 16 on 1 January 2019 using the modified retrospective approach. Under this approach, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings on 1 January 2019, with no restatement of comparative information.

IFRS 16 requires lessees to recognise right-of-use assets and lease liabilities on the balance sheet for all applicable leases with associated depreciation and interest charges recorded in the income statement together with changes to the classification of cash flows. In addition, IFRS 16 requires an intermediate lessor to assess and classify subleases as either a finance lease or an operating lease.

The Group has assessed the impact of adopting IFRS 16 with reference to its existing lease portfolio.  The most significant part of the portfolio are property leases, amounting to approximately 750, together with a number of low value vehicle and equipment leases. The lease liability has been measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate at transition. The right-of-use asset is measured at its carrying amount as if the standard had been applied since the commencement of the lease, discounted using the incremental borrowing rate at transition. Where data is not available to enable this measurement to be made, the right-of-use asset is measured at an amount equal to the lease liability. Transition recognition exemptions relating to short-term and low value leases have been applied as well as practical expedients taken, where available, to simplify the transition process.

Adoption of the new standard will have a material impact on the Group. It is estimated that on transition the lease liability to be brought on balance sheet will be around £910m with the corresponding right-of-use asset valued at around £435m. In addition, certain subleases have been reclassified as finance leases resulting in an additional lease receivable of around £215m being brought on balance sheet.  The net impact on the balance sheet will be a reduction of net assets of around £100m after taking into account existing liabilities relating to onerous lease provisions and lease incentives. The impact on the income statement in 2019 is expected to reduce profit before tax by approximately £10m (increasing both adjusted and statutory operating profit by approximately £20m and increasing net finance costs by approximately £30m); the operating lease expense recognised under the existing standard (IAS 17) being replaced by depreciation and finance costs and finance income. There will be no overall impact on the Group’s cash and cash equivalents.

The Group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the Group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

1a. Basis of preparation continued

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2017 Annual Report.

The financial information for the year ended 31 December 2017 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2017 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

This preliminary announcement does not constitute the Group’s full financial statements for the year ended 31 December 2018. The Group’s full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2019.  Accordingly, the financial information for 2018 is presented unaudited in the preliminary announcement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

1b. Change of accounting policy: IFRS 15

The Group has adopted IFRS 15 ’Revenue from Contracts with Customers’ at 1 January 2018 and applied the modified retrospective approach. Comparatives for 2017 have not been restated and the cumulative impact of adoption has been recognised as a decrease to retained earnings with a corresponding decrease in net assets at 1 January 2018 as follows:

all figures in £ millions	2018
1 January

Retained earnings
Unexercised customer rights (or breakage)	(103)
Online Program Management (OPM) marketing	(38)
Administration fees	(2)
Commissions	1
Income tax	34
Total impact at 1 January 2018	(108)

Current assets
Inventories	12
Trade and other receivables	133
Assets classified as held for sale	31
Non-current liabilities
Deferred income tax liabilities	16
Current liabilities
Trade and other liabilities	(215)
Liabilities classified as held for sale	(85)
Total impact at 1 January 2018	(108)

IFRS 15 has had an impact on retained earnings in four areas as outlined below. There was no net impact on any of our associate investments.

Unexercised customer rights (or breakage): The Group sells rights to future performance to customers which may go unexercised. While the customer has paid for future performance, usage is at the customer’s discretion and those rights may expire prior to usage, or never be used. The Group maintains historical customer data to understand usage patterns over time (i.e. redemption rates). Where the Group expects to have no future obligation (based on these redemption rates), revenue has historically been recognised immediately for this portion of the sale. Under IFRS 15, where the Group previously recognised this breakage element on subscriptions, revenue is now recognised evenly over the period of use. Where breakage relates to sales of tests or vouchers, revenue is now recognised when the underlying tests are delivered. This revised treatment in respect of breakage has primarily affected the school and higher education businesses in North America and resulted in higher deferred income at adoption on 1 January 2018.

Online Program Management (OPM) marketing: Historically, the OPM business recognised revenue for the pre-semester costs of marketing and recruitment as a separate performance obligation from course delivery during the semester (i.e. revenue was recognised in line with the marketing costs incurred). Under IFRS 15, revenue has been recognised on a straight-line basis over the semester with no revenue recognised up front for pre-semester recruitment and marketing costs based on management’s judgement under the new standard’s requirements assessing the start of the Group’s contract and determining the Group’s performance obligations. This revised treatment of pre-semester costs only affects the OPM business in North America and has resulted in a lower contract related asset balance at adoption on 1 January 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

1b. Change of accounting policy: IFRS 15 continued

Administration fees: This relates to non-refundable upfront administration fees charged to customers which do not relate to the transfer of a promised good or service to the customer. Rather these fees are charged to cover internal costs, such as registration fees for testing candidate exams. Historically, administration fees have been recognised in revenue up-front when charged. Under IFRS 15, such fees have been deferred and recognised over the period over which services are provided as they do not relate to a specific performance obligation. This revised treatment primarily affects the UK Assessments business and has resulted in higher deferred income at adoption on 1 January 2018.

Commissions: This relates to incremental costs of obtaining customer contracts, such as sales incentive plans or sales commissions specifically linked to obtaining new contracts. Historically such commissions have been charged to the profit and loss account as incurred. Under IFRS 15, sales commissions in respect of customer transactions with an accounting period of greater than one year have been capitalised and amortised over that accounting period, using practical expedients permissible under the new standard. This revised treatment affects the US Assessments business and has resulted in a higher contract related asset upon adoption on 1 January 2018.

In addition to the changes above, IFRS 15 also requires that the Group’s provision for sales returns is reclassified. This provision was previously netted off in trade receivables and from 1 January 2018 this is now shown in two parts as a separate returns refund liability within trade and other liabilities and an inventory returns asset within inventory. The effect on transition was to increase trade and other receivables by £170m, increase trade and other liabilities by £182m and inventory by £12m. In addition, held for sale assets and liabilities were both increased by £13m. The impact of adoption on the results for 2018 is outlined below.

all figures in £ millions	2018
	Amounts pre IFRS 15	Transition adjustment	In period adjustment	Amounts as reported

Sales	4,120	-	9	4,129
Operating profit	544	-	9	553
Profit before tax	489	-	9	498
Income tax	94	-	(2)	92
Profit for the year	583	-	7	590
Other comprehensive income / (expense) for the year	130	-	(6)	124
Total comprehensive income for the year	713	-	1	714

Current assets
Inventories	154	12	(2)	164
Trade and other receivables	1,058	133	(13)	1,178
Assets classified as held for sale	630	31	(13)	648
Non-current liabilities
Deferred income tax liabilities	(154)	16	2	(136)
Current liabilities
Trade and other liabilities	(1,193)	(215)	8	(1,400)
Liabilities classified as held for sale	(507)	(85)	19	(573)

Net assets	4,632	(108)	1	4,525

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

1b. Change of accounting policy: IFRS 15 continued

Had the Group been applying IFRS 15 during 2017, it is estimated that both sales and profit before tax would have been £2m higher for the full year, with the balance sheet impact at the beginning and end of the year being similar.

1c. Change of accounting policy: IFRS 9

The Group adopted IFRS 9 ‘Financial Instruments’ at 1 January 2018 and applied the new rules in accordance with the transitional provisions. Comparatives for 2017 have not been restated. The Group has assessed the impact of adopting IFRS 9 and the only material adjustment is an increase in the provision for losses against trade debtors which was reflected as an adjustment to retained earnings at 1 January 2018 as shown below.

all figures in £ millions	2018
1 January

Retained earnings
Provision for losses against trade debtors	(13)
Income tax	3
Total impact at 1 January 2018	(10)

Non-current assets
Deferred income tax assets	3
Current assets
Trade and other receivables	(12)
Assets classified as held for sale	(1)
Total impact at 1 January 2018	(10)

The adjustment above arises from adoption of the expected credit loss model for impairments under IFRS 9. The adoption of this model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses, as is the case under IAS 39. Although there is a transition impact from adoption of the new model there was no material impact on profit before tax for 2018.

Under IFRS 9, the Group’s equity financial investments continue to be recognised at fair value and the Group has elected to take the option to recognise all movements in fair value in other comprehensive income (FVOCI). Gains or losses realised on the subsequent sale of these financial assets (FVOCI investments) are no longer recycled through the profit and loss account, but are instead reclassified from the fair value reserve to retained earnings. There was one small disposal of these assets during 2018 resulting in a reclassification of a £2m gain.

IFRS 9 also introduced a new, simpler hedge accounting model with a principles-based approach designed to align the accounting result with the economic hedging strategy. The Group previously used fair value hedge relationships to hedge interest rate risk and currency risk on its bond borrowings and also used net investment hedging relationships to hedge currency re-translation risk on its overseas assets. The Group has confirmed that its previous hedge relationships continue to qualify as hedges under IFRS 9 in 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

2. Segment information

The primary segments for management and reporting are geographies (North America, Core and Growth). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH).

all figures in £ millions	2018	2017

Sales by geography
North America	2,784	2,929
Core	806	815
Growth	539	769
Total sales	4,129	4,513

Adjusted operating profit by geography
North America	362	394
Core	57	50
Growth	59	38
PRH	68	94
Total adjusted operating profit	546	576

There were no material inter-segment sales.

The Group derived revenue in 2018 from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	North	Core	Growth	Total
	America

Courseware
Products transferred at a point in time (sale or return)	718	313	197	1,228
Products transferred at a point in time (other)	-	-	35	35
Products and services transferred over time	718	4	54	776
	1,436	317	286	2,039

Assessments
Products transferred at a point in time	146	65	6	217
Products and services transferred over time	670	377	81	1,128
	816	442	87	1,345

Services
Products transferred at a point in time	-	26	38	64
Products and services transferred over time	532	21	128	681
	532	47	166	745

Total sales	2,784	806	539	4,129

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

2. Segment information continued

Adjusted operating profit is one of the Group’s key business performance measures. The measure includes the operating profit from the total business including the results of discontinued operations when relevant and excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. In 2018, we have also excluded the impact of adjustments arising from clarification of guaranteed minimum pension (GMP) equalisation legislation in the UK and in 2017 we excluded the impact of US tax reform on our associate operating profit.

In May 2017, we announced a restructuring programme, to run between 2017 and 2019, to drive further significant cost savings. This programme began in the second half of 2017 and costs incurred were £79m in 2017 and £102m in 2018 and relate to delivery of cost efficiencies in our US higher education courseware business and enabling functions together with further rationalisation of the property and supplier portfolio. The restructuring costs in 2018 relate predominantly to staff redundancies and the net cost of property rationalisation.

Charges relating to acquired intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit when relevant as these items reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2018 were £113m compared to a charge of £166m in 2017.

Other net gains of £230m in 2018 relate to the sale of the Wall Street English language teaching business (£207m) and the disposal of our associate interest in UTEL, the online University partnership in Mexico, (£19m) together with other small net gains totalling £4m. In 2017, there were gains of £128m largely relating to the sale of our test preparation business in China which resulted in a profit on sale of £44m and the part sale of our share in PRH which resulted in a profit of £96m.

The GMP equalisation charge arises from the ruling in the Lloyds Bank High Court case in October 2018 that provided clarity on how pension plans should equalise GMP between males and females. The case ruling results in an income statement charge, an additional liability and the potential requirement to make back payments to pensioners who may have been retired for some years. We have excluded this charge from adjusted operating profit as this relates to historic circumstances.

As a result of US tax reform, there is an adjustment to the share of profit from associates of £8m in the second half of 2017 relating to the revaluation of deferred tax balances. This adjustment was excluded from our adjusted operating profit (see also notes 4 and 5).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

2. Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

all figures in £ millions	North America	Core	Growth	PRH	Total

2018
Adjusted operating profit	362	57	59	68	546
Cost of major restructuring	(78)	(16)	-	(8)	(102)
Intangible charges	(72)	(8)	(19)	(14)	(113)
Other net gains and losses	4	-	226	-	230
UK pension GMP equalisation	-	(8)	-	-	(8)
Impact of US tax reform	-	-	-	-	-
Operating profit	216	25	266	46	553

2017
Adjusted operating profit	394	50	38	94	576
Cost of major restructuring	(60)	(11)	(8)	-	(79)
Intangible charges	(89)	(12)	(37)	(28)	(166)
Other net gains and losses	(3)	-	35	96	128
UK pension GMP equalisation	-	-	-	-	-
Impact of US tax reform	-	-	-	(8)	(8)
Operating profit	242	27	28	154	451

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

3. Net finance costs

all figures in £ millions	2018	2017

Net interest payable	(24)	(79)
Net finance income in respect of retirement benefits	11	3
Finance costs associated with transactions	(1)	(6)
Net foreign exchange (losses) / gains	(36)	44
Derivatives in a hedge relationship	(4)	1
Derivatives not in a hedge relationship	(1)	7
Net finance costs	(55)	(30)

Analysed as:
Finance costs	(91)	(110)
Finance income	36	80
Net finance costs	(55)	(30)

Analysed as:
Net interest payable reflected in adjusted earnings	(24)	(79)
Other net finance (costs) / income	(31)	49
Net finance costs	(55)	(30)

Net interest payable is the finance cost measure used in calculating adjusted earnings.

Net finance costs classified as other net finance costs / income are excluded in the calculation of our adjusted earnings.

Net finance income relating to retirement benefits is excluded as we believe the presentation does not reflect the economic substance of the underlying assets and liabilities. We exclude finance costs relating to acquisition transactions as these relate to future earn-outs or acquisition expenses and are not part of the underlying financing.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2018 and 2017, the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged US dollar and Euro loans, cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

4. Profit before tax

all figures in £ millions	note	2018	2017

Profit before tax		498	421
Cost of major restructuring	2	102	79
Other net gains and losses	2	(230)	(128)
Intangible charges	2	113	166
Other net finance costs / (income)	3	31	(49)
UK pension GMP equalisation	2	8	-
Impact of US tax reform	2	-	8
Adjusted profit before tax		522	497

5. Income tax

all figures in £ millions	2018	2017

Income tax benefit / (charge)	92	(13)
Tax benefit on cost of major restructuring	(37)	(26)
Tax (benefit) / charge on other net gains and losses	(31)	20
Tax benefit on intangible charges	(18)	(85)
Tax (benefit) / charge on other net finance costs / income	(6)	9
Tax benefit on UK pension GMP equalisation	(2)	-
Impact of US tax reform added back	-	1
Tax amortisation benefit on goodwill and intangibles	29	39
Adjusted income tax benefit / (charge)	27	(55)

Tax rate reflected in statutory earnings	(18.5)%	3.1%
Tax rate reflected in adjusted earnings	(5.2)%	11.1%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

In 2017, as a result of US tax reform, the reported tax charge on a statutory basis includes a benefit from revaluation of deferred tax balances to the reduced federal rate of £5m and a repatriation tax charge of £6m. In addition to the impact on the reported tax charge, the Group’s share of profit from associates was adversely impacted by £8m (see also notes 2 and 4). These adjustments have been excluded from the adjusted operating profit and tax charge as they are considered to be transition adjustments that are not expected to recur in the near future.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

6. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

all figures in £ millions	2018	2017

Earnings for the year	590	408
Non-controlling interest	(2)	(2)
Earnings attributable to equity shareholders	588	406

Weighted average number of shares (millions)	778.1	813.4
Effect of dilutive share options (millions)	0.6	0.3
Weighted average number of shares (millions) for diluted earnings	778.7	813.7

Earnings per share
Basic	75.6p	49.9p
Diluted	75.5p	49.9p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3, 4 and 5 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3, 4 and 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Impact of GMP equalisation	Tax amortisation benefit	Adjusted income statement

2018
Operating profit	2	553	102	(230)	113	-	8	-	546
Net finance costs	3	(55)	-	-	-	31	-	-	(24)
Profit before tax	4	498	102	(230)	113	31	8	-	522
Income tax	5	92	(37)	(31)	(18)	(6)	(2)	29	27
Profit for the year		590	65	(261)	95	25	6	29	549
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings		588	65	(261)	95	25	6	29	547

Weighted average number of shares (millions)									778.1
Weighted average number of shares (millions) for diluted earnings									778.7

Adjusted earnings per share (basic)									70.3p
Adjusted earnings per share (diluted)									70.2p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Impact of US tax reform	Tax amortisation benefit	Adjusted income statement

2017
Operating profit	2	451	79	(128)	166	-	8	-	576
Net finance costs	3	(30)	-	-	-	(49)	-	-	(79)
Profit before tax	4	421	79	(128)	166	(49)	8	-	497
Income tax	5	(13)	(26)	20	(85)	9	1	39	(55)
Profit for the year		408	53	(108)	81	(40)	9	39	442
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings		406	53	(108)	81	(40)	9	39	440

Weighted average number of shares (millions)									813.4
Weighted average number of shares (millions) for diluted earnings									813.7

Adjusted earnings per share (basic)									54.1p
Adjusted earnings per share (diluted)									54.1p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

8. Dividends

all figures in £ millions	2018	2017

Amounts recognised as distributions to equity shareholders in the year	136	318

The directors are proposing a final dividend of 13.0p per equity share, payable on 10 May 2019 to shareholders on the register at the close of business on 5 April 2019. This final dividend, which will absorb an estimated £102m of shareholders’ funds, has not been included as a liability as at 31 December 2018.

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2018	2017

Average rate for profits	1.34	1.30
Year end rate	1.27	1.35

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

10. Assets and liabilities classified as held for sale

Held for sale assets and liabilities in 2018 relate to the K12 school courseware business in the US (K12). Following the decision in 2017 to sell both the Wall Street English language teaching business and the K12 business, the assets and liabilities of those businesses were classified as held for sale on the balance sheet at 31 December 2017. During 2018 the Wall Street business was sold and the K12 business remains on the balance sheet as a held for sale asset prior to the disposal announced in February 2019. The held for sale balances are analysed as follows:

all figures in £ millions	2018	2017

Property, plant and equipment	-	16
Intangible assets	168	181
Deferred income tax assets	98	68
Trade and other receivables	25	27
Non-current assets	291	292

Intangible assets – pre-publication	242	247
Inventories	55	46
Trade and other receivables	60	48
Cash and cash equivalents (excluding overdrafts)	-	127
Current assets	357	468

Total assets	648	760

Deferred income tax liabilities	-	(2)
Other liabilities	(371)	(284)
Non-current liabilities	(371)	(286)

Trade and other liabilities	(202)	(302)
Current liabilities	(202)	(302)

Total liabilities	(573)	(588)

Net assets	75	172

Goodwill is allocated to the held for sale businesses on a relative fair value basis where these businesses form part of a larger cash generating unit (CGU). The goodwill allocated to the K12 business was reassessed at 31 December 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

11. Non-current intangible assets

all figures in £ millions	2018	2017

Goodwill	2,111	2,030
Other intangibles	898	934
Non-current intangible assets	3,009	2,964

There were no impairments to goodwill or intangibles in either 2018 or 2017.

12. Trade and other liabilities

all figures in £ millions	2018	2017

Trade payables	(311)	(265)
Sales return liability	(173)	-
Accruals	(397)	(447)
Deferred income	(387)	(322)
Other liabilities	(287)	(441)
Trade and other liabilities	(1,555)	(1,475)

Analysed as:
Trade and other liabilities – current	(1,400)	(1,342)
Other liabilities – non-current	(155)	(133)
Total trade and other liabilities	(1,555)	(1,475)

The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

Trade and other liabilities includes the impact of adoption of IFRS 15 in 2018 (see note 1b). This impact increased Trade and other liabilities as a result of the transfer of the sales return liability that was previously netted in trade receivables (£173m) and deferred income by £28m at 31 December 2018. Comparatives have not been restated.

Included in other current liabilities in 2017 is a liability of £151m in respect of the remaining commitment on the share buyback programme. This liability was paid in full in the first half of 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

13. Business combinations

There were no significant acquisitions in the year and there were no material adjustments to prior year acquisitions. The net cash outflow relating to acquisitions in the year is shown in the table below.

all figures in £ millions	Total

Cash – Current year acquisitions	-
Deferred payments for prior year acquisitions and other items	(5)
Net cash outflow on acquisitions	(5)

14. Disposals

In March 2018, Pearson completed the sale of its Wall Street English language teaching business (WSE) resulting in a pre-tax profit on sale of £207m. Tax on the disposal is estimated at £6m. In May 2018 Pearson disposed of its equity interest in UTEL, the online University partnership in Mexico realising a gain of £19m before tax of £2m. An analysis of disposals is shown below.

all figures in £ millions	WSE	UTEL	Other	Total

Property, plant and equipment	(17)	-	-	(17)
Intangible assets	(15)	-	(2)	(17)
Investments in joint ventures and associates	-	(3)	-	(3)
Intangible assets – pre-publication	(8)	-	-	(8)
Inventories	(1)	-	-	(1)
Trade and other receivables	(30)	-	-	(30)
Cash and cash equivalents (excluding overdrafts)	(119)	-	-	(119)
Net deferred income tax liabilities	16	-	-	16
Trade and other liabilities	171	-	1	172
Provisions for other liabilities and charges	-	-	1	1
Cumulative translation adjustment	4	-	-	4
Net (assets) / liabilities disposed	1	(3)	-	(2)

Cash proceeds	212	22	9	243
Deferred proceeds	-	-	2	2
Fair value of financial asset acquired	-	-	3	3
Costs of disposal	(6)	-	(10)	(16)
Gain on disposal	207	19	4	230

Cash flow from disposals
Proceeds – current year disposals	212	22	9	243
Cash and cash equivalents disposed	(119)	-	-	(119)
Costs and other disposal liabilities paid	(4)	-	(19)	(23)
Net cash inflow / (outflow) from disposals	89	22	(10)	101

Analysed as:
Disposal of subsidiaries, net of cash disposed	89	-	(6)	83
Proceeds from sale of joint ventures and associates	-	22	(4)	18

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

15. Net debt and EBITDA

all figures in £ millions	note	2018	2017

Non-current assets
Derivative financial instruments		67	140
Current assets
Derivative financial instruments		1	-
Marketable securities		-	8
Cash and cash equivalents (excluding overdrafts)		568	518
Non-current liabilities
Borrowings		(674)	(1,066)
Derivative financial instruments		(36)	(140)
Current liabilities
Borrowings		(46)	(19)
Derivative financial instruments		(23)	-
Total		(143)	(559)
Cash and cash equivalents classified as held for sale		-	127
Net debt		(143)	(432)

EBITDA (excluding restructuring)
Adjusted operating profit	2	546	576
Depreciation		66	80
Software amortisation		87	82
EBITDA		699	738

Net debt / EBITDA ratio		0.2x	0.6x

In January 2018, the Group repurchased €250m of its €500m Euro 1.875% Notes due May 2021 and €200m of its €500m Euro 1.375% Notes due May 2025. Borrowings at 31 December 2018 include drawings on the Group’s revolving credit facility (RCF) of £nil (2017: £nil).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

16. Classification of assets and liabilities measured at fair value
	---------Level 2---------			-----Level 3------
all figures in £ millions	Available for sale assets	Derivatives	Other assets	FVOCI investments / Available for sale assets	Other liabilities	Total fair value
2018

Investments in unlisted securities	-	-	-	93	-	93
Marketable securities	-	-	-	-	-	-
Derivative financial instruments	-	68	-	-	-	68
Total financial assets held at fair value	-	68	-	93	-	161

Derivative financial instruments	-	(59)	-	-	-	(59)
Total financial liabilities held at fair value	-	(59)	-	-	-	(59)

2017

Investments in unlisted securities	-	-	-	77	-	77
Marketable securities	8	-	-	-	-	8
Derivative financial instruments	-	140	-	-	-	140
Total financial assets held at fair value	8	140	-	77	-	225

Derivative financial instruments	-	(140)	-	-	-	(140)
Total financial liabilities held at fair value	-	(140)	-	-	-	(140)

On adoption of IFRS 9 ‘Financial Instruments’ on 1 January 2018, the Group’s financial investments (previously categorised as available for sale assets) continue to be recognised at fair value as FVOCI investments (see also note 1c) ..

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

16. Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of FVOCI investments previously known as available for sale assets (see note 1c) is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the year.

The market value of the Group’s bonds is £661m (2017: £1,066m) compared to their carrying value of £672m (2017: £1,062m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

Movements in fair values of level 3 assets and liabilities are shown in the table below:

all figures in £ millions	2018	2017

Investments in unlisted securities
At beginning of year	77	65
Exchange differences	3	(4)
Additions	13	3
Fair value movements	8	13
Disposals	(8)	-
At end of year	93	77

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

17. Cash flows

all figures in £ millions	2018	2017

Reconciliation of profit for the year to net cash generated from operations

Profit for the year	590	408
Income tax	(92)	13
Depreciation, amortisation and impairment charges	253	313
Net profit on disposal of businesses	(230)	(128)
Charges relating to GMP equalisation	8	-
Net (profit) / loss on disposal of fixed assets	(85)	12
Net finance costs	55	30
Share of results of joint ventures and associates	(44)	(78)
Net foreign exchange adjustment	28	(26)
Share-based payment costs	37	33
Pre-publication	(37)	(35)
Inventories	(10)	24
Trade and other receivables	(15)	133
Trade and other liabilities	35	6
Retirement benefit obligations	(9)	(232)
Provisions for other liabilities and charges	63	(11)
Net cash generated from operations	547	462

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

17. Cash flows continued

all figures in £ millions	note	2018	2017

Reconciliation of net cash generated from operations to closing net debt

Net cash generated from operations		547	462
Dividends from joint ventures and associates		117	458
Less: re-capitalisation dividends from PRH		(50)	(312)
Purchase of PPE including finance lease principal payments		(74)	(87)
Proceeds from sale of PPE		128	-
Purchase of intangible assets		(130)	(150)
Add back: net (proceeds from) / cost paid re major restructuring		(25)	71
Add back: special pension contribution		-	227
Operating cash flow		513	669
Operating tax paid		(43)	(75)
Net operating finance costs paid		(22)	(69)
Operating free cash flow		448	525
Net proceeds from / (cost paid) re major restructuring		25	(71)
Special pension contribution		-	(227)
Free cash flow		473	227
Dividends paid (including to non-controlling interest)		(137)	(318)
Net movement of funds from operations		336	(91)
Acquisitions and disposals		92	416
Re-capitalisation dividends from PRH		50	312
Loans repaid / (advanced)		46	(13)
New equity		6	5
Buyback of equity		(153)	(149)
Other movements on financial instruments		(6)	14
Net movement of funds		371	494
Exchange movements on net debt		(82)	166
Movement in net debt		289	660
Opening net debt		(432)	(1,092)
Closing net debt	15	(143)	(432)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

Dividends received from associates include dividends from PRH in 2018 of £50m and in 2017 of £312m relating to the re-capitalisation of PRH. The re-capitalisation was part of the transaction that included the sale of 22% of our equity interest in the venture in 2017.

Special pension contributions of £227m for 2017 were made as part of the agreements relating to the PRH merger in 2013 and the sale of the FT Group in 2015. There were no special pension contributions in 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

18. Return on invested capital (ROIC)

all figures in £ millions	2018	2017	2018	2017

	Gross	Gross	Net	Net

Adjusted operating profit	546	576	546	576
Less: operating tax paid	(43)	(75)	(43)	(75)
Return	503	501	503	501

Average: goodwill	6,675	7,236	3,547	3,794
Average: other non-current intangibles	2,438	2,606	2,438	2,606
Average: intangible assets – pre-publication	999	995	999	995
Average: tangible fixed assets and working capital	560	731	560	731
Average: total invested capital	10,672	11,568	7,544	8,126

ROIC	4.7%	4.3%	6.7%	6.2%

ROIC is a non-GAAP measure and has been disclosed as it is part of the Group’s key performance indicators. ROIC is used to track investment returns and to help inform capital allocation decisions within the business. Average values for total invested capital are calculated as the average monthly balance for the year.

As well as presenting ROIC on a gross basis, we also show it on a net basis after removing impaired goodwill from the invested capital balance. The net approach assumes that goodwill which has been impaired is treated in a similar fashion to goodwill disposed as it is no longer being used to generate returns.

19. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

As previously reported, on 24 November 2017 the European Commission published an opening decision that the United Kingdom controlled foreign company group financing partial exemption (“FCPE”) constitutes State Aid.  No final decision has yet been published, and may anyway be challenged by the UK tax authorities. The Group has benefited from the FCPE in 2018 and prior years by approximately £116m. At present the Group believes no provision is required in respect of this issue.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2018

20. Related parties

At 31 December 2018, the Group had loans to its associate Penguin Random House (PRH) of £nil (2017: £46m) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year.

At 31 December 2018, the Group also had a current asset receivable from PRH of £17m (2017: £19m) mainly arising from PRH’s management of accounts receivable balances on Pearson’s behalf and a current liability payable of £nil (2017: £3m) arising from the provision of services. Service fee income from PRH was £3m in 2018 (2017: £3m).

During the year the Group received dividends of £117m (2017: £458m) from PRH including £312m in 2017 and £50m in 2018 relating to the re-capitalisation of the venture following Pearson’s disposal of part of its share. At 31 December 2017, the Group had a dividend receivable from PRH of £49m which was due in respect of re-capitalisation. There were no dividends receivable at 31 December 2018

Apart from transactions with the Group’s associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the year.

21. Events after the balance sheet date

On 18 February the Group announced the sale of the US K12 courseware business to Nexus Capital Management LP for headline consideration of $250m comprising an initial cash payment of $25m and an unconditional vendor note for $225m expected to be repaid in three to seven years. Following the repayment of the vendor note, the Group is entitled to 20% of all future cash flows to equity holders and 20% of net proceeds if the business is sold. The transaction is expected to complete at the end of March 2019.

Also in February 2019, the UK Group pension plan purchased a further pensioner buy-in policy valued at approximately £500m with Legal & General. As a result of this latest transaction, 95% of the UK Group plan’s pensioner liabilities are now matched with buy-in policies which significantly reduces longevity risk of the Group. The buy-in will be accounted for in 2019 and is expected to reduce the retirement benefit asset on the balance sheet but is not expected to have a material impact on the income statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 22nd February 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary